EXHIBIT 99.1

Commission File Number 001-31914

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Thirty-First Meeting of the Sixth Session of the Board of Directors of China Life Insurance Company Limited

The thirty-first meeting (the “Meeting”) of the sixth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on December 17, 2020 in Beijing, Guangzhou, Hong Kong and San Francisco simultaneously by means of video conference. The directors were notified of the Meeting by way of a written notice dated December 3, 2020. Out of the Company’s eleven directors, nine directors attended the Meeting. Su Hengxuan and Li Mingguang, executive directors of the Company, Liu Huimin, Yin Zhaojun and Wang Junhui, non-executive directors of the Company, and Chang Tso Tung, Stephen, Robinson Drake Pike, Tang Xin and Leung-Oi-Sie Elsie, independent non-executive directors of the Company, attended the Meeting. Wang Bin, chairman and executive director of the Company, was on leave for other business and authorized in writing, Su Hengxuan, executive director of the Company, to act on his behalf, cast the votes for him and preside over the Meeting. Yuan Changqing, non-executive director of the Company, was on leave for other business and authorized in writing, Li Mingguang, executive director of the Company, to act on his behalf and cast the votes for him. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Su Hengxuan, executive director of the Company. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal regarding Allocation Plan for the Company’s Strategic Assets (Year 2021—2023)

Voting result: 11 for, 0 against, with no abstention

2.	The Proposal regarding the Asset Allocation Plan of the Company (Year 2021)

Voting result: 11 for, 0 against, with no abstention

3.	The Proposal regarding Compensation of Directors and Supervisors (Year 2019)

The independent directors gave their independent opinions and agreed on the proposal. The Board of Directors agreed to submit the proposal to the general meeting of shareholders of the Company for approval. Please refer to a separate announcement filed by the Company on the same date for detailed information.

Commission File Number 001-31914

Voting result: 11 for, 0 against, with no abstention

4.	The Proposal regarding Compensation of Senior Management Members (Year 2019)

The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed by the Company on the same date for detailed information.

Voting result: 11 for, 0 against, with no abstention

5.	The Proposal regarding Results of Performance Evaluation of Senior Management Members (Year 2019)

Voting result: 11 for, 0 against, with no abstention

6.	The Proposal regarding Remuneration Standards for Senior Management Members and other Personnel (Year 2020)

Voting result: 11 for, 0 against, with no abstention

7.	The Proposal regarding the Administration Guidelines for Investment Entrusted by the Company to China Life Investment Holding Company Limited (Year 2021)

Voting result: 11 for, 0 against, with no abstention

8.	The Proposal regarding the Authorization for Market-oriented Entrusted Investment for RMB Assets of the Company (Year 2021)

Voting result: 11 for, 0 against, with no abstention

9.	The Proposal regarding the Authorization for the Company’s Investment in Equity Investment Funds (Year 2021)

Voting result: 11 for, 0 against, with no abstention

10.	The Proposal regarding the Authorization for the Company’s Non-listed Equity Investment (Year 2021)

Voting result: 11 for, 0 against, with no abstention

11.	The Proposal regarding the Authorization for the Company’s Investment in Non-self-use Real Properties (Year 2021)

Voting result: 11 for, 0 against, with no abstention

12.	The Proposal regarding the Authorization for the Company’s Investment in Financial Products (Year 2021)

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

13.	The Proposal regarding the Company’s Budget for Investment in Fixed Assets (Year 2021)

Voting result: 11 for, 0 against, with no abstention

14.	The Proposal regarding the Plan of and Authorization for the Company’s Investment in Self-use Real Properties (Year 2021)

Voting result: 11 for, 0 against, with no abstention

15.	The Proposal on Amending the Entrusted Investment and Management Agreement for Investments with Insurance Funds between the Company and China Life Pension Company Limited

This transaction constitutes a related party transaction under the rules of the China Banking and Insurance Regulatory Commission. Affiliated directors, including Wang Bin, Su Hengxuan, Yuan Changqing, Liu Huimin, Yin Zhaojun and Wang Junhui abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 5 for, 0 against, with no abstention

16.	The Proposal on Executing the Insurance Sales Framework Agreement between the Company and China Life Property and Casualty Insurance Company Limited

Affiliated directors, including Wang Bin, Su Hengxuan, Yuan Changqing, Liu Huimin, Yin Zhaojun and Wang Junhui abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed by the Company on the same date for detailed information.

Voting result: 5 for, 0 against, with no abstention

17.	The Proposal on Renewal of the Policy Management Agreement between the Company and China Life Insurance (Group) Company

Affiliated directors, including Wang Bin, Su Hengxuan, Yuan Changqing, Liu Huimin, Yin Zhaojun and Wang Junhui abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed by the Company on the same date for detailed information.

Voting result: 5 for, 0 against, with no abstention

18.	The Proposal regarding Task Implementation and Assessment Results of the Company for Year 2019

Voting result: 11 for, 0 against, with no abstention

19.	The Proposal regarding Continuous Donation to China Life Charity Foundation

Voting result: 11 for, 0 against, with no abstention

20.	The Proposal regarding Adoption of the Administrative Measures for Consumer Rights and Interests Protection of the Company (Trial Implementation)

Commission File Number 001-31914

Voting result: 11 for, 0 against, with no abstention

21.	The Proposal regarding the Company’s Fraud Risk Management Work Report for 2020

Voting result: 11 for, 0 against, with no abstention

22.	The Proposal regarding the Overall Risk Management Report of the Company for the Third Quarter of Year 2020

Voting result: 11 for, 0 against, with no abstention

For details of the proposals that the Board of Directors agreed to submit to the general meeting of shareholders of the Company for review and discussion, please refer to the notice of general meeting of shareholders and meeting materials that are to be separately published by the Company.

Board of Directors of China Life Insurance Company Limited

December 17, 2020